Exhibit 99.1

Fashion Meets Flower with Holt Renfrew x Tokyo Smoke Holiday Collaboration

TORONTO and VANCOUVER, Nov. 1, 2019 /CNW/ - This holiday season, award-winning and design-focused Canadian cannabis brand, Tokyo Smoke, is teaming up with iconic luxury retailer, Holt Renfrew, for a first of its kind collaboration that introduces fashion to flower. The collaboration includes a capsule collection of cannabis accessories wrapped in Holt Renfrew's Toile print and holiday pop-up accessory shops at Holt Renfrew's locations in Vancouver and Toronto's Yorkdale Shopping Centre.

Fashion Meets Flower with Holt Renfrew x Tokyo Smoke Holiday Collaboration (CNW Group/Canopy Growth Corporation)

The Tokyo Smoke and Holt Renfrew brand intersection offers a unique and groundbreaking opportunity for both retailers, who share the same approach to thoughtful and intentional design. Celebrating the feeling of a true Canadian winter, two special edition products were born: the Catch All Tray and the Storage Jar, both featuring Holt Renfrew's Holiday Toile print inspired by a winter wonderland. The special edition products will be accompanied by a curated selection of Tokyo Smoke's best selling design and fashion forward accessories, suited for every type of cannabis user, from beginners to connoisseurs.

"This collaboration was an incredible opportunity for two seemingly diverse worlds to collide—Tokyo Smoke as a newcomer in the nascent legal recreational cannabis industry, and Holt's as an established and highly esteemed fashion retailer," said Berkeley Poole, VP & Creative Director, Tokyo Smoke Brands. "We share a love for design, beauty and luxury in every experience. This collaboration allows us to introduce Tokyo Smoke to consumers in a way that sparks interest and curiosity. Our chic accessories will make any home warmer this season, perhaps for new customers who may not have considered cannabis as part of their holiday celebrations in the past."

Tokyo Smoke has been working to change the perception of cannabis use through thoughtfully designed products, education-led events and immersive retail experiences. This collaboration is another stepping stone in shifting the narrative and allowing the brand to continue educating Canadians.

Reflective of Tokyo Smoke's retail locations, the pop-ups will be a sensory experience: bright and spacious with items intentionally displayed. Holt Renfrew associates will be on-site to walk guests through each accessory, educating them on tailored experiences for their specific needs.

The Vancouver pop-up, located at 737 Dunsmuir Street, opens Friday November 1, 2019. Toronto's Yorkdale Shopping Centre pop-up, located at 3401 Dufferin St., opens Saturday, November 2, 2019. Both locations will welcome consumers who are 19 years of age or older until December 31, 2019.

To learn more about Tokyo Smoke, visit TokyoSmoke.com. For additional information about the Holt Renfrew x Tokyo Smoke collaboration, or to request an interview with a Tokyo Smoke representative, please contact:

Samantha Ben, Com.motion Inc.
Email: sben@causeacommotion.com
Phone: 905.699.1366

About Tokyo Smoke
Tokyo Smoke is an award-winning, design-focused, legal cannabis brand and retailer who believes that cannabis is good and that consumers' shopping experiences should be nothing short of great. Tokyo Smoke has 7 retail stores across Canada and 3 coffee shops. For more information please visit www.tokyosmoke.com

About Holt Renfrew
Celebrating an over 180-year heritage, Holt Renfrew is recognized worldwide for an inspired shopping experience. Founded in 1837 as a modest hat shop, Holt Renfrew would soon become a purveyor of fashion to Her Majesty Queen Victoria. In the 1930s, Holt Renfrew began to establish exclusive accounts with leading European designers, hosting Monsieur Christian Dior himself in 1947 as he launched his "New Look". After many years of foreign ownership Holt Renfrew was acquired in 1986 by W. Galen and the Hon. Hilary M. Weston. Under Weston ownership Holt Renfrew has become Canada's destination for luxury retail. Visit us at www.holtrenfrew.com.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Fashion Meets Flower with Holt Renfrew x Tokyo Smoke Holiday Collaboration (CNW Group/Canopy Growth Corporation)

Fashion Meets Flower with Holt Renfrew x Tokyo Smoke Holiday Collaboration (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Samantha Ben, Com.motion Inc., sben@causeacommotion.com, 905.699.1366; Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 12:53e 01-NOV-19